J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

03032791

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 3 October 2003

SUPPL

Dear Sir

Stock Exchange Announcements

Please find enclosed a copy of the two announcements made to the London Stock Exchange on 3 October 2003.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 20 2003
181
WASH. D.C.

Enc

dlw 10/27

Registered office as above
Registered number 185647 England

Sainsbury's Operations Day

J Sainsbury plc will be holding an Investor Relations trip on Friday 3 October. Attendees will be shown a presentation and video on the new non food offer and have the opportunity to see the range in store at London Colney in Hertfordshire.

A presentation will also be given on our supply chain strategy, followed by a tour of the new facility at Waltham Point.

All presentation materials and the video will be available on our website at www.j-sainsbury.co.uk from 11am (BST).

The company will not be giving any new material information.

-ends-

Contact:

Investor Relations
Lynda Ashton +44 (0)207 695 7162

Media
Pip Wood +44 (0)207 695 6127

Statement by J Sainsbury plc

Following recent press speculation concerning Safeway, J Sainsbury plc wishes to make it clear that it has no intention of seeking a judicial review.